Exhibit 20

       NEWS FROM TAYLOR DEVICES, INC.
  SHAREHOLDER LETTER, WINTER 2009B2010

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES.  WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.  COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM:         ANNUAL MEETING

Our Annual Meeting of Shareholders was held on November 6, 2009.  The total number of outstanding shares of Taylor Devices=stock on the meeting record date was 3,222,329.  A total of 2,851,635 shares were present in person or by proxy at the meeting, representing 88% shareholder turnout.

Results for Election of Directors and term expiration dates:

            2,823,822 shares voted for the election of Richard G. Hill, term to expire in 2012.
            2,826,230 shares voted for the election of John Burgess, term to expire in 2012.

All of us at Taylor Devices, Inc. thank you for your continued support in these difficult economic times.

ITEM:         FINANCIAL RESULTS

Taylor Devices completed the second quarter of its fiscal year on November 30, 2009.  Comparative financial results for the first quarter, second quarter and six month periods are as follows:

FIRST QUARTER (8-31-09)	F/Y 09-10	F/Y 08-09
SALES	$5,013,673	$4,803,502
NET EARNINGS	$320,797	$148,652
SHARES OUTSTANDING	3,222,329	3,219,923
EARNINGS PER SHARE	104	44

SECOND QUARTER (11-30-09)	F/Y 09-10	F/Y 08-09
SALES	$3,488,797	$3,757,731
NET EARNINGS	$501,891	$55,365
SHARES OUTSTANDING	3,223,153	3,220,525
EARNINGS PER SHARE	164	24

SIX MONTHS (11-30-09)	F/Y 09-10	F/Y 08-09
SALES	$8,502,470	$8,561,233
NET EARNINGS	$822,688	$204,017
SHARES OUTSTANDING	3,223,153	3,220,525
EARNINGS PER SHARE	264	64

The Company continues to perform well.  An influx of contracts from defense customers has resulted in a 39% increase of shipments to these customers.  However, this is offset by lower levels of shipments to customers involved in construction both in the USA and abroad.

Our firm order backlog is $11.4 million, with a product mix of approximately 60% aerospace/military and 40% commercial markets.

ITEM:         ANNUAL MEETING OF THE SHAREHOLDERS

The Company=s annual Shareholders=Meeting was held on November 6, 2009, at the Holiday Inn located in Amherst, NY.  Reports were given at the meeting by several members of the executive and management staff.  A brief summary of these reports follows:

  Douglas P. Taylor, President, discussed the difficulties in maintaining sales of construction industry products during the current economic recession.  In comparison, Taylor Devices=aerospace and military sales increased during 2009, although not enough to offset commercial sales reductions.  A video was shown on a recently completed project at a new sports stadium in Dubai.  Mr. Taylor stated that shipment levels had increased appreciably over the first quarter of the Company=s current fiscal year.  If order influx continues at present levels, the Company expects improved results in 2010, hopefully equaling the record levels of fiscal year 2008.

  Bob Schneider and Craig Winters, Seismic/Industrial Products Sales Managers, elaborated on a 16% reduction in sales for seismic products in 2009, compared to record 2008 levels.  A presentation was given on the Seismic Damper retrofit of a large aircraft maintenance facility in Shanghai, China and several bridge projects, also in China.

  Alan Klembczyk, Chief Engineer, presented information on current defense and military programs, both mature existing programs and new programs ramping up to production.  A presentation was given on the upcoming Space Shuttle Mission STS-129, scheduled for launch the week after the Shareholder Meeting.  This launch includes Taylor Isolation Platforms installed in the Shuttle=s payload bay to protect delicate equipment being carried to the International Space Station (ISS).

Note: This Shuttle Mission was completed successfully in the weeks following the Shareholder Meeting.  The Taylor Isolation Platforms are now in space, attached externally to the ISS with the equipment containers and cargo ready to install on the ISS as needed.

  Richard Hill, Vice President, discussed the Company=s recent certification to the new AS/EN9100 Aerospace Quality Standards.  This certification applies to products supplied to both U.S. and international aerospace firms.  In addition, Mr. Hill discussed new manufacturing machinery brought on line during the 2009 fiscal year.

  Mark McDonough, Chief Financial Officer, provided a detailed overview of the Company=s financial performance during the year.  Sales of Taylor Devices=products are made to three general groups of customers:  industrial, construction and aerospace/defense.  A breakdown of sales to these three general groups of customers is as follows:

November 2009		November 2008
Industrial	8%	Industrial	13%
Construction	41%	Construction	51%
Aerospace / Defense	51%	Aerospace / Defense	36%

Current sales of all products are 75% to USA customers and 25% export.  Despite the sales decrease, the Company has remained profitable with relatively low debt which is essentially unchanged from fiscal year 2008.

ITEM:     NEW ORDERS, SEISMIC AND WIND

The following new orders for Seismic and Wind Control Dampers were announced at the November 6, 2009 Annual Meeting of Shareholders:

#    3300 Hyland Avenue B Costa Mesa, CA
#    Western Regional Conveyance Tunnel B KY
#    Huaku Ji-Lin Building B Taiwan, ROC
#    Ruentex Wan-Shi Building B Taiwan, ROC
#    Farglory H70 Building B Taiwan, ROC
#    Uni-President B8 Building B Taiwan, ROC
#    Jee Tai Building B Taiwan, ROC
#    Fujian Nanping Bridge B China
#    Goku Bridge B South Korea
#    Namhae Grand Bridge B South Korea
#    Jusan 1st and Jusan 2nd Bridges B South Korea

The following new orders were received after the Annual Meeting during the month of November 2009:

#    Ningbo Yongjiang Bridge B China
#    Xinjiang Guozili Bridge B China
#    Farglory H69 Bridge B Taiwan, ROC
#    TSMC #12, P5 Manufacturing Facility B Taiwan, ROC

ITEM:     NEW ORDERS, AEROSPACE AND DEFENSE

#    European Air Defense System

The Company has received substantial follow-on orders for its electronically controlled suspension system elements for this Missile Program, now in full-scale development.  After this program has successfully progressed through development and field testing, the Company expects this to become a long-term contract.

#    Virginia Class Attack Submarine

The Company has received a follow-on order for isolation systems used on the U.S. Navy's Virginia Class Nuclear Powered Attack Submarine.  The order funds the next shipset of hardware in this long-term program, with contract options for additional shipsets.

#    Machine Gun Soft Mount Program

Taylor Devices has manufactured shock absorbers to reduce recoil on heavy machine guns for more than twenty years.  Originally developed for the U.S. Navy, these products are now used by all branches of the U.S. armed forces that use the venerable M-2 Browning .50 caliber machine gun.  New follow-on orders have been received recently for several thousand sets of these products to be used on military vehicles.  Delivery is being expedited by the Government.

                                                                                                                                            By:    /s/Douglas P. Taylor
                                                                                                                                                        Douglas P. Taylor
                                                                                                                                                        President